UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 14, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cheniere Energy Partners LP Holdings, LLC

File No. 333-198132 - CF#31597

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Cheniere Energy Partners LP Holdings, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 14, 2014, as amended, and incorporated by reference from the Sabine Pass Liquefaction LLC Forms S-4 and 10-Q (File Nos. 333-192373 and 333-198358) as indicated below.

Based on representations by Cheniere Energy Partners LP Holdings, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.55   through December 20, 2017
(Incorporating by reference Exhibit 10.35 from Sabine's Form S-4 filed November 15, 2013, as amended)

Exhibit 10.56   through December 20, 2017
(Incorporating by reference Exhibit 10.1 from Sabine's Form 10-Q filed May 1, 2014)

Exhibit 10.61   through December 20, 2017
(Incorporating by reference Exhibit 10.2 from Sabine's Form 10-Q filed May 1, 2014)

Exhibit 10.92   through December 20, 2017
(Incorporating by reference Exhibit 10.23 from Sabine's Form S-4 filed August 26, 2014)

Exhibit 10.93   through December 20, 2017
(Incorporating by reference Exhibit 10.28 from Sabine's Form S-4 filed August 26, 2014)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary